UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION
File No.  812-15141

Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

In the Matter of
Invesco Capital Management LLC
Invesco Distributors, Inc.
Invesco Actively Managed Exchange-Traded Fund Trust
Invesco Actively Managed Exchange-Traded Commodity Fund Trust

Please send all communications regarding this Application to:
Adam Henkel, Esq.
Invesco Capital Management LLC
3500 Lacey Road, Suite 700
Downers Grove, IL 60515
adam.henkel@invesco.com

 With a copy to:

Eric S. Purple, Esq.	Alan P. Goldberg
Stradley Ronon Stevens & Young LLP	Stradley Ronon Stevens & Young LLP
2000 K Street, N.W., Suite 700	191 North Wacker Drive, Suite 1601
Washington, DC 20006	Chicago, IL 60606

Page 1 of 11 sequentially numbered pages (including exhibits)

As filed with the U.S. Securities and Exchange Commission on September 9, 2020

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of

Invesco Capital Management LLC
Invesco Distributors, Inc.
Invesco Actively Managed Exchange-Traded Fund Trust
Invesco Actively Managed Exchange-Traded Commodity Fund Trust

File No. 812-15141

Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

I. SUMMARY OF APPLICATION

In this application, Invesco Capital Management LLC (“Invesco”), Invesco Distributors, Inc. (the “Distributor”), Invesco Actively Managed Exchange-Traded Fund Trust (the “Active Trust”), Invesco Actively Managed Exchange-Traded Commodity Fund Trust (the “Commodity Trust” and together with the Active Trust, the “Trusts,” and the Trusts, together with Invesco and the Distributor, the “Applicants”) apply for and request an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time (“Reference Order”), issued by the U.S. Securities and Exchange Commission (“Commission”), which terms and conditions are hereby incorporated by reference into this Order.1

Applicants request that the relief applies to the series of the Trusts listed in Appendix A (the “Initial Fund”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser (any such entity included in the term “Adviser”), (b) offers exchange traded shares utilizing active management investment strategies as contemplated by the Reference Order and (c) complies with the terms and conditions of the Order

1 Fidelity Beach Street Trust, et al., Investment Company Act Rel. Nos. 33683 (November 14, 2019) (notice) and 33712 (December 10, 2019) (order).

and of the Reference Order, which is incorporated by reference herein (each such company or series and any Initial Fund, a “Fund”).2

No form having been specifically prescribed for this application, Applicants proceed under rule 0-2 under the Act.

II. APPLICANTS

A.     The Trusts

Each Trust is a statutory trust organized under the laws of the State of Delaware and will consist of one or more series operating as a Fund. Each Trust is registered with the Commission as an open-end management investment company under the Act.

B.     The Adviser

The Adviser will be the investment adviser to the Initial Fund. The Adviser is a Delaware limited liability company with its principal place of business in Downers Grove, Illinois. The Adviser is, and any other Adviser will be, registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  The Adviser has initially entered into a  licensing agreement with Fidelity Management & Research Company (or its affiliates) to utilize its proprietary mathematical optimization process when creating Tracking Baskets, as described in the Reference Order.

 Subject to approval by the Trusts’ Boards of Trustees, the Adviser will serve as investment adviser to the Funds. The Adviser may enter into sub-advisory agreements with other investment advisers to act as sub-advisers with respect to Funds (“Sub-Advisers”). Any Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C.     The Distributor

The Distributor is a Delaware corporation and a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will act as the principal underwriter of shares of the Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser and/or Sub-Adviser. Any distributor will comply with the terms and conditions of this application and be registered under the Exchange Act as a broker-dealer. The distributor will distribute Shares on an agency basis.

III. REQUEST FOR RELIEF

Applicants agree that the Order will be subject to the same terms and conditions as the Reference Order. For the reasons stated in the Reference Order, Applicants believe that:

2 All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein.

•
With respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;

•
With respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act; and

•	With respect to the relief requested pursuant to Section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.

IV. NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V. PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this application in accordance with Rule 0-2 under the Act. Applicants have attached the required verifications to the amended and restated application.

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this amended and restated application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. Applicants have attached copies of the resolutions relating to the respective authorizations.

In accordance with rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this application.

Invesco Capital Management LLC

By:	/s/ Adam Henkel
Name: Adam Henkel
Title: Secretary and Head of Legal, US ETFs

Invesco Distributors, Inc.

By:	/s/ Jeffrey H. Kupor
Name: Jeffrey H. Kupor
Title: Secretary and Senior Vice President

Invesco Actively Managed Exchange-Traded Fund Trust

By:	/s/ Adam Henkel
Name: Adam Henkel
Title: Secretary

Invesco Actively Managed Exchange-Traded Commodity Fund Trust

By:	/s/ Adam Henkel
Name: Adam Henkel
Title: Secretary

Authorization
Invesco Actively Managed Exchange-Traded Fund Trust
Invesco Actively Managed Exchange-Traded Commodity Fund Trust

In accordance with Rule 0-2(c) under the Act, Adam Henkel, Secretary of Invesco Actively Managed Exchange-Traded Fund Trust and Invesco Actively Managed Exchange-Traded Commodity Fund Trust, is authorized to sign on behalf of Invesco Actively Managed Exchange-Traded Fund Trust and Invesco Actively Managed Exchange-Traded Commodity Fund Trust pursuant to the following resolutions adopted by the Boards of Trustees of Invesco Actively Managed Exchange-Traded Fund Trust and Invesco Actively Managed Exchange-Traded Commodity Fund Trust on December 12, 2019:

RESOLVED, that the Board of Trustees of each of Invesco Actively Managed Exchange-Traded Fund Trust  and Invesco Actively Managed Exchange-Traded Commodity Fund Trust (the “Trusts”) hereby authorizes in the name and on behalf of the Trusts the preparation, execution and filing with the Securities and Exchange Commission (the “SEC”) of an Application for an Order of Exemption under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, with such changes as may be recommended by the Trusts’ counsel and any amendments or supplements thereto, if the same shall be necessary and appropriate; and it is further

RESOLVED, that the officers of the Trusts be, and each hereby is, authorized and directed to take such additional actions, and to execute and deliver on behalf of the Trusts such other documents or instruments as they deem necessary or appropriate in furtherance of the above resolution, their authority therefore to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document; and it is further

RESOLVED, that upon issuance of any Order of Exemption by the SEC in accordance with the terms and conditions of the above described Application, the Trusts are authorized to act in accordance with the provisions of the Order or Exemption.

By:	/s/ Adam Henkel
Name: Adam Henkel
Title: Secretary

Verification
Invesco Capital Management LLC

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached amended and restated application for an order for, and on behalf of, Invesco Capital Management LLC; that he is Secretary and Head of Legal, US ETFs of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 9th day of September, 2020, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Adam Henkel
Name: Adam Henkel
Title: Secretary and Head of Legal, US ETFs

Verification
Invesco Distributors, Inc.

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached amended and restated application for an order for, and on behalf of, Invesco Distributors, Inc.; that he is Secretary and Senior Vice President of such company; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this this 9th day of September, 2020, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Jeffrey H. Kupor
Name: Jeffrey H. Kupor
Title: Secretary and Senior Vice President

Verification
Invesco Actively Managed Exchange-Traded Fund Trust

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached amended and restated application for an order for, and on behalf of, Invesco Actively Managed Exchange-Traded Fund Trust; that he is the Secretary of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this this 9th day of September, 2020, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Adam Henkel
Name: Adam Henkel
Title: Secretary

Verification
Invesco Actively Managed Exchange-Traded Commodity Fund Trust

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached amended and restated application for an order for, and on behalf of, Invesco Actively Managed Exchange-Traded Commodity Fund Trust; that he is the Secretary of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this this 9th  day of September, 2020, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Adam Henkel
Name: Adam Henkel
Title: Secretary

APPENDIX A
Initial Fund

Invesco NTA Growth & Income ETF

Investment Objective:  Total return through growth of capital and current income.

Principal Investment Strategy:  Under normal market conditions, the Fund will seek to achieve its investment objective by investing primarily in income-producing equity securities. The Fund may invest in securities of issuers of all capitalization sizes; however, a substantial number of the issuers in which the Fund will invest will be large-capitalization issuers.

The Fund may invest up to 15% of its net assets in exchange-traded real estate investment trusts and up to 25% of its net assets in exchange-traded American depositary receipts. The Fund can invest in U.S. exchange-listed futures contracts that trade contemporaneously with the Fund’s shares.

The Fund will emphasize a value style of investing, which focuses on undervalued companies with characteristics for improved valuations.